Exhibit 21.1

SUBSIDIARIES

1.	Bank of the Commonwealth, a Virginia Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.

2.	Commonwealth Bankshares Capital Trust I, a Delaware Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.

3.	BOC Title of Hampton Roads, Inc., a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.

4.	BOC Insurance Agencies of Hampton Roads, Inc., a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.